Exhibit (12)(a)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2005		Years Ended December 31,
(In thousands)			2004	2003	2002
Pretax income from continuing operations	$262,591		378,075	353,773	248,622
Fixed charges, excluding capitalized interest	10,105		6,858	6,460	10,546

Earnings (A)	$272,696		384,933	360,233	259,168

Interest	$10,105		6,858	6,460	10,546
One-third of rents	—		—	—	—
Capitalized interest	—		—	—	—

Fixed charges (B)	$10,105		6,858	6,460	10,546

Consolidated ratios of earnings to fixed charges (A)/(B)	26.99	X	56.13	55.76	24.58

Since the amount of fixed charges for the year ended December 31, 2001, are not material, the related consolidated ratio of earnings to fixed charges is not meaningful, and therefore has been omitted from this Exhibit.